KIEWIT INVESTMENT FUND LLLP

P.O. Box 5354

Cincinnati, OH 45201-5354

(800) 443-4306

July 2, 2010

Dear Limited Partner:

Kiewit Investment Fund LLLP (“the Fund”) is making its semi-annual offer to repurchase limited partnership units (“Units”) on September 30, 2010.  This offer is being made to supply a limited degree of liquidity to limited partners since the Fund’s Units are not listed or traded on any security exchange, and there is no secondary market for the Fund Units.  At a meeting of the Board of Directors of the Fund held on May 18, 2010, the Board authorized the repurchase of up to 524 Units of the Fund (approximately 5% of the outstanding Units), for cash, at a price equal to the net asset value (“NAV”) per Unit determined as of September 30, 2010.

The enclosed offer to purchase, dated July 2, 2010, sets forth the terms and conditions of the tender offer.  Please read the offer to purchase carefully before you decide to participate in the tender offer.

If you decide to participate in the tender offer, please complete both of the following steps:

1.

Tender Intention Form (green):  Carefully complete this form to notify the Fund that you intend to tender your Units.  We urge you to mail this Form so it is received by the Fund by August 2, 2010; the Form should also be faxed to (866) 894-5054.  Completing this form does not tender your Units; it only notifies the Fund of your intention to tender.  You must complete Step 2 to tender your Units.

Note:  Legally, you may tender Units even if you do not submit a Tender Intention Form by August 2nd.  However, if the total number of Units tendered between August 2, 2010 and September 30, 2010 for which a Tender Intention Form was not received by the Fund by August 2nd is more than 50% of the total number of Units tendered in the tender offer (from July 2, 2010 to September 30, 2010), the entire tender offer will be cancelled and no Units will be repurchased from any Unitholder. Therefore, if you intend to tender Units, we urge you to submit your Tender Intention Form by August 2nd.

2.

Letter of Transmittal (blue):  This form must be completed to actually tender your Units.  This Form must be received by mail with your signature in order to complete the tender.    Carefully complete the form and return it to the Fund so that it is received by 3:00 p.m. (Central Time) on September 30, 2010, the expiration date of the tender offer.  The Fund cannot accept tenders of Units received after that time. You can withdraw your tender at any time prior to the expiration of the tender offer as long as the withdrawal notice is received by 3:00 p.m. (Central Time) on September 30, 2010.  If we extend the tender offer, you will have until the expiration of the extended tender offer to tender your Units and/or withdraw your tender of Units.

We expect to distribute payment for validly tendered Units by check as soon as practicable after the expiration of the tender offer.

If you have any questions regarding the enclosed materials, please contact the Fund at (800) 443-4306 between 7:00 a.m. and 5:00 p.m. (Central Time), Monday through Friday, or by e-mail at KIF_info@jpmorgan.com.

Sincerely,

/s/ Robert L. Giles, Jr.

Robert L. Giles Jr.

Chief Executive Officer and Chief Compliance Officer